FX ENERGY, INC.
                                                       3006 Highland Drive, #206
                                                  Salt Lake City, Utah 84106 USA
                                                       Telephone: (801) 486-5555
                                                       Facsimile: (801) 486-5575


January 27, 2006

                                                               VIA FACSIMILE AND
                                                              EDGAR TRANSMISSION
H. Roger Schwall, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 7010
100 F Street NE
Washington, DC  20549-7010

         Re:      FX Energy, Inc.
                  Form 10-K for Fiscal Year Ended December 31, 2004 File No. 0-25386

Dear Mr. Schwall:

         This letter is in response to your letter dated November 28, 2005, respecting your review of the financial statements and related disclosures in our annual report on Form 10-K for the year ended December 31, 2004 (the "2004 10-K). As we indicated by telephone in responding to your inquiry last week, we did not receive your letter when it was sent initially and appreciate your follow-up inquiry so that we could respond.

         Set forth below are your comments, followed by our responses.

Form 10-KSB for the Fiscal Year Ended December 31, 2004
-------------------------------------------------------

Engineering Comments
--------------------

Business and Properties, page 4
-------------------------------

         Project Area Summary, page 5
         ----------------------------

                  Wilga, page 6
                  -------------

1. You state that you plan to place this well into commercial production as soon as you have negotiated an acceptable gas contract with suitable buyer. Tell us if you have attributed proved reserves to this well and if so, how much. If you have attributed proved reserves tell us the effort to obtain a contract or the terms of your gas contract. We may have further comment.

         Response:

         As of December 31, 2004, we had net proved undeveloped reserves attributed to the Wilga 2 well of 5.172 Bcf of gas and 201,700 barrels of condensate. These reserves were reported in the 2004 10-K. At that time, we were also in active discussions with our partner, the Polish Oil and Gas Company ("POGC"), concerning the completion and production

H. Roger Schwall, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
January 27, 2006
Page 2
----------------------------------------------

         of hydrocarbons from that well (see our Form 8-K dated February 2, 2005). As of December 31, 2004, we believed it was probable that facilities would be completed and production initiated during calendar year 2005. The Wilga 2 reserves were priced at prevailing market prices in Poland based on discussions with POGC concerning the sale of natural gas.

         Since that time, we have signed an authorization for expenditure for the design and construction of the production facilities and pipeline and are currently completing the design phase. While delayed from our original estimated timing, construction is expected to begin shortly, with production scheduled to begin the third quarter of 2006.

         We have also signed a gas contract with PBG, a subsidiary of POGC. The contract calls for a fixed price equal to 96% of the published POGC tariff, adjusted for quality, which is higher than the price used to determine reserves at year-end 2004. The contract term extends through the life of the field.

         We believe our disclosure relating to the Wilga 2 well, as well as the reserves attributed to that well, were made in accordance with SEC Rule 4-10(a) of Regulation S-X. In addition, our independent reservoir engineers noted in their Reserve Report that "the Proved reserve estimates in this report comply with the reporting definitions set in
         Article 210.4-10(a) of Regulation S-X (17 CFR 210) of the United States Securities and Exchange Commission."

Exploration, Development and Production Activities, page 7
----------------------------------------------------------

         Exploratory Activities in Poland, page 7
         ----------------------------------------

                  Fences I Project Area, page 7
                  -----------------------------

2. Please amend your document to remove the reference to 40 BCF of recoverable in Fences I and wherever else you reference unproved reserves. Also, please confirm that in future filings you will only disclose reserves that meet the definition of proved reserves as found in Rule 4-10(a) of Regulation S-X.

         Response:

         We propose to revise the relevant disclosure as indicated (deletion struck through):

                           The operating committee approved the Zaniemysl
                  prospect as the first well to be drilled under the CalEnergy Gas farmout agreement and drilling commenced in October 2003. In February 2004, we announced that the Zaniemysl-3 exploratory well in the Fences I project area was commercial and encountered approximately 38 net meters (125 feet) of porous gas-bearing Rotliegendes sandstone. During a drill stem test of the top 18 meters (59 feet) of the structure, the well flowed at a stabilized rate of approximately 12.5 MMcf of gas per day. [(deletion in brackets) Total recoverable reserves for the field are estimated at approximately 40 Bcf of gas.]

H. Roger Schwall, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
January 27, 2006
Page 3
----------------------------------------------

                  Together with our partners, POGC and CalEnergy Gas, we have begun development work to build facilities and connect to the pipeline grid through a pipeline to be built by POGC to produce gas from the Zaniemysl structure at a permitted rate of 10 MMcf of gas per day. Gas production is scheduled to commence by the end of 2005.

         We confirm that in future filings we will only disclose reserves that meet the definition of proved reserves as found in Rule 4-10(a) of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 22
-----------------------------------------------------------------------

         Introduction, page 22
         ---------------------

3. You state that you are committed to pursuing an active exploration program in Poland but that you recognize your specific goals do not necessarily coincide with those of your partners. Please amend your document and expand your disclosure to clarify what the differences in your goals are and how this may affect your results in the future.

         Response:

         We propose to revise the relevant disclosure as indicated (deletion struck through) and add a cross-reference as marked (insertion double-underline):

                  We are committed to pursuing an active exploration program in Poland. [(deletion in brackets) At the same time, we recognize that good science takes time, and that our specific goals do not necessarily coincide with those of our partners.] [(insertion in brackets) See Special Note On Forward-Looking Statements.]

Supplemented Information, page F-26
-----------------------------------
         Disclosure About Oil and Gas Properties and Producing Activities,
         page F-26
         -----------------------------------------------------------------------
                  Summary Oil and Gas Reserve Data, page, F-27
                  --------------------------------------------
                           Estimated Quantities of Proved Reserves, page F-27
                           --------------------------------------------------

4. In order to book proven reserves you must satisfy technical and commerciality requirements. It appears that your Polish gas reserves have satisfied the technical requirements, however, it doesn't appear that you have satisfied the commerciality requirements. In the section of the 10-K called Market and Price Risk you state that the limited volume and source of your gas production means that you cannot assure uninterruptible production or production in amounts that would be meaningful to industrial users. You also state that there is no competitive market for the sale of gas in Poland and we also note that 90% of your "proved" Polish gas reserves are undeveloped. Therefore, until you can demonstrate the existence of approved gas contracts large enough to make monetization of your undeveloped reserves reasonably certain these volumes do not qualify as proved at this time and should be removed from your filing.

H. Roger Schwall, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
January 27, 2006
Page 4
----------------------------------------------

         Response:

         On December 31, 2004, we had proved undeveloped reserves in Poland attributed to two properties, the Wilga 2 well and Zaniemysl-3 well. See our discussion in item no. 1 above concerning our Wilga reserves, which we believe were properly categorized in accordance with Rule 4-10(a) of Regulation S-X.

         The Zaniemysl-3 well was drilled in an area covered by an existing gas contract with POGC that was executed in 2000. Reserves at December 31, 2004, were calculated using the price defined in the existing contract. At December 31, 2004, based on our discussion with POGC, we believed it was probable that production facilities would be completed and production initiated during 2005. Since that time, we have entered into a new gas sales contract with POGC, and have begun construction on production facilities, with production expected to begin in the third quarter of 2006. We and our independent petroleum engineers believe these reserves were properly categorized in accordance with Rule 4-10(a) of Regulation S-X.

         In Item 7A, the statements that we "cannot assure uninterruptible production or production in amounts that would be meaningful to industrial users" or that "there is no competitive market" were meant to help the reader understand why our current contract prices are lower than one might expect based on U.S. gas prices. Such statements were not intended to mean that there are no buyers for our gas or that it is uneconomic at the existing contract price. At December 31, 2004, there was an existing gas market in Poland, and POGC was a willing buyer, albeit at prices less than prevailing U.S. and Western European prices.

         We do not believe that any amendment is necessary in response to this item.
                            -------------------------

         In view of the nature and extent of the foregoing comments and inasmuch as the comments relate to the 2004 10-K, we propose that future filings, commencing with our Form 10-K for the year ended December 31, 2005, be prepared in conformance with the foregoing responses, but that the 2004 Form 10-K not be amended.

         We acknowledge the following:

         o FX Energy, Inc. is responsible for the adequacy and accuracy of the disclosure in the 2004 10-K.

         o Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the 2004 10-K.

         o FX Energy, Inc. may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

         We would be happy to provide additional information you may request or respond to further inquiries.

Sincerely,

FX ENERGY, INC.

/s/ David N. Pierce
-------------------------
David N. Pierce
President